United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of December, 2005

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Resolutions reached in the General Extraordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: December 19, 2005

SUMMARY OF THE RESOLUTIONS ADOPTED IN THE GENERAL EXTRAORDINARY SHAREHOLDERS MEETING OF GRUMA, S.A. DE C.V.

The undersigned, Secretary of the Board of Directors of GRUMA, S.A. de C.V., hereby certifies:

That the General Extraordinary Shareholders Meeting held on December 15, 2005, adopted the resolutions which are summarized as follows:

FIRST ITEM OF THE AGENDA:

FIRST: It was approved to increase the capital stock of GRUMA, S.A. de C.V. in its fixed portion, up to the amount of $304,248,000.00 (three hundred four million two hundred forty eight thousand pesos) through the issuance of up to 30,000,000 (thirty million) common, registered, non par value, Series ''B'', Class I, unsubscribed shares to be placed among investors through a public offer, pursuant to Article 81 of the ''Ley del Mercado de Valores'' (Mexican Securities Law); in the understanding that the total amount of the increase is subject to the results of the public offer.

SECOND. The obligation contained in article 81 (eighty one) of the ''Ley del Mercado de Valores'' (Mexican Securities Law), specifically sections X (tenth) and XII (twelfth) was duly fulfilled, thanking the shareholders, present and/or through proxies, the waiver to the pre-emptive right granted by article 132 (one hundred and thirty two) of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law), exempting the Company of making the publication referred to in article 132 (one hundred and thirty two) mentioned before.

THIRD. It is hereby witnessed that no shareholder executed the right referred to in article 81 (eighty one) section XII (twelfth) of the ''Ley del Mercado de Valores'' (Mexican Securities Law).

FOURTH. It was approved to subject the aforementioned resolutions to the approval and conditions indicated by the ''Comision Nacional Bancaria y de Valores'' (National Banking and Securities Commission) for the public issuance of shares referred to in item one of the agenda.

SECOND ITEM OF THE AGENDA:

FIFTH. It was approved to conduct a primary Public Offer for up to 30,000,000 (thirty million), Series ''B'', Class I shares issued in accordance with the abovementioned First, Second, Third and Fourth resolutions, through the ''Bolsa Mexicana de Valores, S.A. de C.V.'' (Mexican Stock Exchange) pursuant to article 81 (eighty one) of the ''Ley del Mercado de Valores'' (Mexican Securities Law), and the other terms and conditions mentioned before; in the understanding that all unsubscribed shares and those not paid through said Public Offer should be cancelled once it has ended.

SIXTH. It was approved to subject the Pubic Offer of shares, referred by the above fifth resolution, to the approval and conditions indicated by the ''Comision Nacional Bancaria y de Valores'' (National Banking and Securities Commission).

SEVENTH. It was approved the issuance of a new provisional share certificate representing 30,000,000 (thirty million) shares, and that it is filed and deposited before the S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, for purposes of said Public Offer.

EIGHTH. It was approved that, in case that an amount lesser than 30,000,000 (thirty million) Series ''B'', Class I shares is subscribed through the Public Offer, the unsubscribed and unpaid shares shall be cancelled at the ending of the Public Offer, without the need of judicial declaration, pursuant to article 81 of the ''Ley del Mercado de Valores'' (Mexican Securities Law). Likewise, it was approved the exchange of the provisional share certificate deposited before the S.D. Indeval, S.A. de. C.V., referred to in the Seventh Resolution, for a definitive share certificate that represents the final amount of shares placed amongst the investors through the referred Public Offer.

NINTH. It was agreed to grant special powers of attorney for acts of ownership, acts of administration, collections and lawsuits, and to execute negotiable instruments, to the individuals and for the purposes indicated in the proposal submitted in the second item of the agenda, which is hereby considered as reproduced as if it was entirely inserted.

TENTH. It was approved to delegate to Ing. Raul Alonso Pelaez Cano and Lic. Raul Cavazos Morales the power to determine the terms, conditions, prices and periods in which the subscription of all shares subject matter of the Public Offer will be offered to the investors, having to issue a certification of their resolutions, same which has to be certified by the Secretary of the Board of Directors, Lic. Salvador Vargas Guajardo.

ELEVENTH. It was approved to appoint as underwriters for the shares object matter of said Public Offer, Deutsche Bank Securities, Inc., Casa de Bolsa Banorte, S.A. de C.V. and IXE Casa de Bolsa, S.A. de C.V., not disregarding the possibility that the individuals appointed in the previous resolution may designate one or more underwriters, different or additional if they find it convenient.

THIRD ITEM OF THE AGENDA:

TWELFTH. It was agreed that once that all shares which issuance was approved by the Meeting are paid and subscribed and, depending on the amount of shares placed under the terms of the Public Offer, taking into account the price at which said shares are subscribed once the period for the Public Offer has concluded, the fixed portion of the capital stock of GRUMA, S.A. de C.V. shall be increased in the theoretical value of the shares that are subscribed and paid for; understanding by theoretical value, the one resulting from dividing the amount of the subscribed and paid capital stock between the number of outstanding shares; said theoretical value is the amount of $10.1416 pesos per share, in the understanding that the amounts paid for each share that is subscribed, that exceeds its theoretical value, shall be considered as a premium for the purchase of stock.

THIRTEENTH. It was approved to amend article six of the Bylaws of GRUMA, S.A. de C.V., once the period of the Public Offer authorized by the ''Comision Nacional Bancaria y de Valores'' (National Banking and Securities Commission) has concluded, in order to include in said article the updated information regarding the paid and subscribed capital stock, in its fixed portion, and the number of common, registered, non par value, Series ''B'', Class I, shares that represent it; authorizing any of messers Roberto Gonzalez Barrera, Eduardo Livas Cantu, Javier Velez Bautista, Juan Diez-Canedo Ruiz, Raul Alonso Pelaez Cano, Raul Cavazos Morales, Salvador Vargas Guajardo, Carlos Marcos Iga and Guillermo Elizondo Rios, to (i) cancel any unsubscribed shares, and (ii) appear before a notary public of their choice to formalize the declaration made, stating in public deed the amount of subscribed and paid capital stock in its fixed portion, and the number of shares that represent it, and consequently, incorporate the updated information in the text of article six of the Bylaws of GRUMA, S.A. de C.V., and once executed such public deed, proceed to its registration before the Public Registry of Commerce of the corporate domicile, and carry out any needed procedures to make public the amount of the corporate capital stock, and the number of shares that represent it, under the terms of all applicable legal regulations.

Additionally, it was authorized that the formalization referred to by the present resolution includes the attested copy of the Bylaws of GRUMA, S.A. de C.V., in order to reflect, in said document, the Company's Bylaws in force, including the amended article six, as well as all other amendments made to said Bylaws since the incorporation of the Company.

FOURTEENTH. It was approved the cancellation, issuance and exchange of the share certificates representing the shares issued by GRUMA, S.A. de C.V., for new ones that substitute them, once the formalization through public deed has been executed and the authorizations mentioned before in this same Meeting have been obtained, in order for them to reflect the final amounts of the capital stock of the Company and the number of shares that represent it; authorizing jointly or individually messers Roberto Gonzalez Barrera, Eduardo Livas Cantu, Javier Velez Bautista, Juan Diez-Canedo Ruiz, Raul Alonso Pelaez Cano, Raul Cavazos Morales, Salvador Vargas Guajardo, Carlos Marcos Iga and Guillermo Elizondo Rios to carry out any needed procedures, for the substitution of the share certificates deposited before the S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores.

FOURTH ITEM OF THE AGENDA:

FIFTEENTH. It was authorized that any of Salvador Vargas Guajardo, Carlos Marcos Iga and Guillermo Elizondo Rios, on behalf of the Company, to carry out any and all acts needed to comply with the resolutions adopted in this Meeting, and if necessary, appear before a Notary Public of their choice to formalize, any portion or all of this minute, as well as to issue simple or certified copies of the same.

SIXTEENTH. It was agreed that GRUMA, S.A. de C.V. shall hold harmless all the individuals indicated in all the resolutions of this Meeting, with respect to any claims or liabilities resulting from acts mentioned in said resolutions, under the laws of the United Mexican States, and the applicable law of any other countries in which the Public Offer of shares of the Company is carried out, whenever such claims are not consequence of the willful misconduct or bad faith of the referred individuals.

FIFTH ITEM OF THE AGENDA:

The content of the minute drafted as a result of this Meeting was approved.

Monterrey, Nuevo Leon, December 16, 2005

LIC. SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors